

WASHOE
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fernley
Fallon
Carson City
Austin
Eureka
Ely
Currant
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.

CINDISUE MINING CORP.

FORD I-4 CLAIMS

T3S-R42E, SECT. 31

LOCATION MAP

ESMERALDA CO., NEVADA

SCALE: AS SHOWN	DATE: JAN. 2010
DRAWN BY: J.M.	FIGURE: 1

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117°30'
37°45'
WEEPAN
PAYMASTER
PAYMASTER CANYON
THE MONOCLINE
CLAYTON VALLEY
ANGEL ISLAND
Silverpeak
CLAYTON RIDGE
RANGE
MONTEZUMA PEAK
FORD CLAIMS
MONTEZUMA
GOLDFIELD
Klondike
Goldfield
Numerous mines
ESMERALDA COUNTY
NYE COUNTY
EXPLANATION
Magnetic contours
Showing total intensity magnetic field of the earth in gammas relative to arbitrary datum. Hachured to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas
Flight path
Showing location and spacing of data
After U.S.G.S. Map GP-753
CINDISUE MINING CORP.
FORD 1-4 CLAIMS
T3S - R42E, SECT. 31
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
0 1 2 4 8 MILES
0 1 2 3 4 5 10 KM.
SCALE: 1:250,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 4


R41E
R42E
38°
T 1 N
T 1 S
T 2 S
T 3 S
T 4 S
T 5 S
LINE
Klondike
Alkali Flat
Ramsey's Well
GOAT ISLAND
ANGEL ISLAND
ALCATRAZ ISLAND
CLAYTON VALLEY
Sand dunes
NYE COUNTY
FORD CLAIMS
AFTER U.S.G.S.
BULLETIN 78 PLATE 1
CINDISUE MINING CORP.
FORD 1-4 CLAIMS
T3S - R42E, SECT. 31
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 1 2 4 8 MILES
0 1 2 3 4 5 10 KM.
SCALE: 1:250,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 3a

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